Exhibit 99.1

BriaCell Appoints Renowned Pharmaceutical Veteran Jane Gross, Ph.D. to its Board of Directors

NEW YORK and VANCOUVER, British Columbia, November 2, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer and other cancers, is pleased to welcome the appointment of Jane Gross, Ph.D. to its Board of Directors.

Dr. Jane Gross is a highly experienced biotech executive with over 30 years in leading research and development teams from discovery through preclinical evaluation and clinical development of therapeutics for the treatment of cancer and autoimmune and inflammatory diseases. Dr. Gross currently serves as an Independent Director for aTyr Pharmaceuticals (Nasdaq: LIFE), a biotechnology company developing novel therapeutics for respiratory diseases and multiple cancer indications.

“I am pleased to welcome Jane to our Board and look forward to leveraging her decades of industry, scientific, and corporate partnership expertise to advance BriaCell’s rich pipeline of novel immunotherapies for cancer,” stated Jamieson Bondarenko, BriaCell’s Chairman of the Board.

Dr. Gross’s experience includes roles as Chief Scientific Officer and SVP, Research and Non-Clinical Development at Aptevo Therapeutics (Nasdaq: APVO), during which she led the discovery of novel antibody-based, bispecific protein therapeutics as immunotherapies to treat diseases like cancer. Previously, Dr. Gross served as VP, Applied Research and Non-Clinical Development at Emergent BioSolutions (NYSE: EBS), during which she successfully introduced a drug to patients from design stage into clinic. This drug was partnered with Morphosys in a co-development transaction for treatment of metastatic castration resistant prostate cancer. Formerly, as VP, Immunology Research at ZymoGenetics, Dr. Gross discovered and developed 30+ new product candidates, completed partnerships and out-licensing of assets, and helped position ZymoGenetics for a successful acquisition by Bristol Myers Squibb (NYSE: BMY) in 2010.

“I am thrilled to join BriaCell’s Board and work with the highly experienced directors and management team to help BriaCell develop its clinical pipeline and achieve its partnership strategy objectives,” said Dr. Jane Gross. “I am particularly impressed with the Company’s novel, off-the-shelf personalized immunotherapy approach and its potential to destroy cancer cells in a safe and effective manner.”

Dr. Gross earned her Ph.D. in Immunology from the University of California, Berkeley under James P. Allison, Ph.D., who gained fame as the co-recipient of the 2018 Nobel Prize in Physiology or Medicine for being a pioneer in cancer immunotherapy, and her Post-Doctoral Fellowship from the University of Washington in Immunology under Dr. Roger M. Perlmutter, M.D., Ph.D., formerly of Merck Research Laboratories and Amgen (Nasdaq: AMGN).

BriaCell also announces that its Board of Directors has approved a grant of 10,000 options to purchase common shares in the capital of BriaCell to Dr. Gross in her role as a director of BriaCell, pursuant to the Company’s stock option plan. The options have an exercise price of C$9.92 per share and a term of five years and vest immediately.

Additionally, each member of the Scientific Advisory Board has been awarded 2,600 options pursuant to the Company’s stock option plan. The options have an exercise price of C$9.92 per share and a term of five years and vest in accordance with the terms of each option agreement. The grant of the options is subject to the approval of the TSX Venture Exchange.

Separately, BriaCell has also entered into a 6-month marketing and investor engagement contract with Toronto-based marketing firm North Equities Corp. (the “Contract”). North Equities Corp. specializes in various social media platforms and will be able to facilitate greater awareness and widespread dissemination of the Company’s news. In connection with the Contract, the Company will pay North Equities CAD$105,000. North Equities Corp. does not have an equity stake in the Company currently.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO
1-888-485-6340
info@briacell.com

Media Relations:
Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:

CORE IR
investors@briacell.com